

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 19, 2008

Mr. Charles Bentz
Chief Financial Officer
Asianada, Inc.
2121 Avenue of the Stars, Suite 2550
Los Angeles, CA 90067

> **Re: Asianada, Inc.**
> **Item 4.01 Form 8-K**
> **Filed November 6, 2008**
> **File No. 333-136806**

Dear Mr. Bentz:

We have completed our review of your Item 4.01 Form 8-K, and related amendments, and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief